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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8
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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $56,169

COST OF OPERATION                                           54,711

OPERATING INCOME                                             1,458

INTEREST CHARGES                                               646

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                   812

FEDERAL INCOME TAXES ON OPERATIONS                             619

NET INCOME FROM OPERATIONS                                     193

NONOPERATING INCOME                                            223

NET INCOME                                                 $   416



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,338

NET INCOME                                                     416

CASH DIVIDENDS DECLARED                                        416

BALANCE AT END OF PERIOD                                   $23,338


The common stock of the Company is wholly owned by Ohio Power Company.
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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $373,694
  Construction Work in Progress                               3,308
         Total Mining Plant                                 377,002
  Accumulated Depreciation and Amortization                 241,071

         NET MINING PLANT                                   135,931

OTHER PROPERTY AND INVESTMENTS                               87,652

CURRENT ASSETS:
  Cash and Cash Equivalents                                   4,500
  Accounts Receivable:
    General                                                   3,607
    Affiliated Companies                                      9,015
  Coal                                                        1,794
  Materials and Supplies                                     10,819
  Accrued Tax Benefit                                         1,753
  Other                                                         644

         TOTAL CURRENT ASSETS                                32,132

REGULATORY ASSETS                                            41,167

DEFERRED CHARGES                                              3,192

           TOTAL                                           $300,074
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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        December 31,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,338

         TOTAL SHAREHOLDER'S EQUITY                         68,032

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       25,043

         TOTAL LONG-TERM DEBT                               55,043

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          26,838
  Accrued Postretirement Benefits Other Than Pensions       37,984
  Operating Reserves                                        35,862

         TOTAL OTHER NONCURRENT LIABILITIES                100,684

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        10,903
  Short-term Debt                                            6,000
  Accounts Payable:
    General                                                  8,343
    Affiliated Companies                                     2,834
  Interest Accrued                                             798
  Accrued Vacation Pay                                       3,555
  Workers' Compensation Claims                               7,704
  Obligations Under Capital Leases                          13,945
  Other                                                      5,034

         TOTAL CURRENT LIABILITIES                          59,116

DEFERRED INCOME TAXES                                       15,837

DEFERRED CREDITS                                             1,362

           TOTAL                                          $300,074
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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1998

   As discussed in Note 2 under the heading Litigation of the Notes to Financial Statements in the 1998 Annual Report, the Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. A disallowance of the COLI interest deductions through December 31, 1998 would total approximately $30.6 million (including interest). In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company all of its costs under the terms of the coal supply agreement.


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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment exclusive of Retained Earnings at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital                                                                          34,693
                                                                                                           44,694
       B. Rate of Return Allowable per HCAR Nos. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $  1,174
            2. Year-to-Date                                                                              $  4,672

       D. Net Income per Statement of Income (a)                                                         $    416
            Add: Interest Charges                                                                             646
            Less: Nonoperating Income                                                                         223

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    839
            2. Year-to-Date                                                                              $  3,739

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 55,330

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                839

       C. Cost Applicable to Current Quarter Coal Billings                                                 56,169
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                     -
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 56,169

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,031,702

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $54.44

(a)    The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All costs associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
       Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
       Income.
/TABLE
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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,887
Indirect Labor-UMW*                                          5,446
Benefits-UMW*                                                6,178
Salaries and Benefits-Nonunion                               4,663
Operating Supplies                                           3,538
Repair Parts and Materials                                   6,930
Electricity and Other Utilities                              1,759
Outside Services-Maintenance, Haulage and Reclamation        3,543
Taxes Other Than Federal Income Taxes**                      1,523
Rental of Equipment                                          6,990
Depreciation, Depletion and Amortization                     4,241
Mining Cost Normalization***                                 3,542
Other Production Costs                                       4,679

Subtotal                                                    54,919

Transfers of Production Costs (to)/from Coal Inventory        (208)

          Total                                            $54,711

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment
  Taxes.  These costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,629   $   -      $  7,629

Mining Structures and Equipment      229,540    156,756     72,784

Coal Interests (net of depletion)      2,376       -         2,376

Mine Development Costs               134,149     84,315     49,834

    Total Mining Plant
      in Service                    $373,694   $241,071   $132,623
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                      SOUTHERN OHIO COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1999*


Description                                             Budgeted Amount
                                                     (in thousands)


Mine 2 Northeast Bleeder Shaft                             $1,342

Mine 2 Water Treatment Facility Thickener                     732

Mine Plant Blanket                                            651

Mine 31 Expansion of Refuse Area & Slurry Pond                550

Mine 2 Third Northeast Substation                             548

Subsidence                                                    189

Purchase of Mineral Rights                                    125

Pre-Planning Blanket                                          100

                                                           $4,237





























*This budget does not include any possible lease transactions.